SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒       Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐      No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on January 24, 2011 and January 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 31, 2011	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS APPOINTS DELOITTE TOUCHE TOHMATSU AS NEW AUDITOR

HONG KONG – January 24, 2011 -- Highway Holdings Limited (Nasdaq:HIHO) today announced it has appointed Deloitte Touche Tohmatsu, Hong Kong, as the company’s independent auditor, succeeding California-based AGCA, Inc.

Deloitte Touche Tohmatsu, Hong Kong, had been Highway Holdings’ previous auditor since 1995 prior to the appointment of AGCA in 2009.  AGCA resigned following the disassociation with its Hong Kong-based affiliated auditing firm.

 “The re-appointment of Deloitte Touche offers a seamless transition and a well-respected professional organization to support the company’s development at an exciting period in the company’s history,” said Roland Kohl, president and chief executive officer of Highway Holdings.

This decision was adopted by the audit committee and ratified by the board of directors of the company.

The company had no disagreements with AGCA, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of AGCA, would have caused it to make reference to the subject matter of the disagreement in connection with its report.  No report of AGCA on the financial statements of the company for past fiscal year contained an adverse opinion or disclaimer of opinion or was modified as to audit scope or accounting principles.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings’ manufacturing facilities are located in Shenzhen in the People's Republic of China.

 Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS STRONG FISCAL 2011 THIRD QUARTER RESULTS

--Net Income Up 59 Percent--

HONG KONG —January 31, 2011 — Highway Holdings Limited (Nasdaq:HIHO) today reported solid results for its third fiscal quarter ended December 31, 2010, reflecting continued sales momentum and increased profitability.

Net income for the fiscal 2011 third quarter climbed 59 percent to $407,000, or $0.11 per diluted share, from $256,000, or $0.07 per diluted share, in the third quarter a year earlier. Net sales for the same period increased 51.4 percent to $9.0 million from $5.9 million a year ago.

Net income for the nine-month period of fiscal 2011 increased more than three-fold to $861,000, or $0.23 per diluted share, from $259,000, or  $0.07 per diluted share, a year earlier.  Net sales for the nine months ended December 31, 2010 increased 48 percent to $23.3 million from $15.8 million in the comparable period a year earlier.

“Results for the quarter reflect the benefits of an improving business environment, as our major customers have become more confident in the sustainability of the global economic recovery and have increased their production orders,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

 He noted that sales also increased due to the previously announced order from a U.S.-based supplier of protective phone cases for a popular mobile phone.  The full ramp-up of the manufacture of the protective cases, however, has been impacted by expected design changes to meet the requirements of another major service provider.  Kohl added that he expects production for these protective phone cases to resume in February/March 2011.

Gross profit for the nine-month period ended December 31, 2010 was 20.5 percent compared with 20.9 percent a year earlier – reflecting the impact of higher labor costs, higher raw material costs and the overtime charges incurred to accommodate the manufacture of the protective phone cases.  However, because of the substantial increase in net sales, the company’s operating income for the three-month period ended December 31, 2010 increased to $481,000 from $306,000 in the prior year, and the nine-month operating income in 2010 increased to a profit of $951,000 from a loss of $33,000 in 2009.

Kohl noted that previous projected higher operating income was realized mainly due to price increases to customers.  He added that labor force shortages during the past two months and rampant local inflation will put further pressure on labor costs and consequently on operating margins, which may lead to higher customer pricing.  Kohl emphasized that the company’s focus on increasing operating efficiency through automation could only partially absorb the increased payroll.  He added that the company invested over $1.0 million during the past 12 months to purchase numerous machinery and equipment necessary to accommodate strong increases in business and to offset the effects of the re-emerging labor shortage and higher labor costs.

Highway Holdings Ltd.
2-2-2

“As a result of this initiative, Highway Holdings has been able to decrease its workforce to an average of 1,000 employees,” Kohl said.  He noted that because of the increase in automation, the reduced labor force is now able to service the same sales turnover as prior to the global economic recession two years ago when the company employed up to approximately 1,500 people.

  The company intends to continue to further reduce its dependency on production labor by building and acquiring additional equipment and machinery to reduce labor dependency and support more advanced product manufacturing.

“Our previously announced joint venture with a well-established German automation equipment manufacturer is receiving strong interest from local manufacturers that are facing similar labor issues,” Kohl said.

 Selling, general and administrative expenses increased by $341,000 for the fiscal third quarter and $502,000 for the nine-month period – reflecting the impact of increased salaries and the higher levels of manpower.

Currency exchange rates negatively affected the company’s net income for the nine-month period ended December 31, 2010.  During the nine-month period in 2009, the company reported a $340,000 currency exchange gain, compared with a $69,000 exchange loss in 2010.

 Kohl noted the company’s balance sheet remains strong. Despite the high increases in payroll and material costs and the high investments, the company increased its cash and restricted cash position – which increased to $8.2 million from $7.1 million at December 31, 2010, or $2.18 per share.  The company’s current ratio was 2.47:1 at December 31, 2010. The total cash and restricted cash exceeded all liabilities combined by $402,000.

On a separate matter, Kohl noted that the company has received official notice from the local government that sub-contracting licensing arrangements in Southern China will be terminated.  Accordingly, the company will have to change its more than twenty-year business license arrangement and operate through one or more wholly foreign owned enterprises (WFOE).  The foregoing restructuring must be completed by June 30, 2011.  The termination of these licensing arrangements also affects all other foreign businesses operating under the same structure, and the local Chinese government has promised to support the company in the transition to the WFOE ownership structure.  Kohl noted that the company does not currently anticipate any interruption of its business or any substantial extraordinary expenses related to operating as a WFOE.  However, the actual effects of operating the company’s business as a WFOE are uncertain, and no assurance can be given that the conversion will not have a material negative effect on the company’s future operations or financial condition.

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Highway Holdings Ltd.
3-3-3

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as LED lights, radio chimes and other electronic products.  Highway Holdings’ manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2010	2009	2010	2009

Net sales	$8,998	$5,941	$23,285	$15,775
Cost of sales	7,243	4,702	18,502	12,478
Gross profit	1,755	1,239	4,783	3,297
Selling, general and administrative expenses	1,274	933	3,832	3,330
Operating income /(loss)	481	306	951	(33)

Non-operating items
Interest expenses	(22)	(8)	(40)	(38)
Exchange gain (loss), net	(47)	(8)	(69)	340
Interest income	1	(17)	2	6
Other income	39	10	72	22
Total non-operating income (expenses)	(29)	(23)	(35)	330

Net income before income tax and non-controlling Interest	452	283	916	297
Income taxes	(45)	(21)	(77)	(21)
Net Income before non-controlling interest	407	262	839	276
Less : Net income attributable to non-controlling Interest	0	(6)	22	(17)
Net income attributable to Highway Holdings Limited	$407	$256	$861	$259

Net Income – basic and diluted
Net Income attributable to Highway Holdings Limited	$0.11	$0.07	$0.23	$0.07
Weight average number of shares
Basic	3,772	3,747	3,772	3,747
Diluted	3,772	3,776	3,772	3,776

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	Dec 31	March 31
	2010	2010
Current assets:
Cash and cash equivalents	$7,463	$6,279
Restricted cash	775	771
Accounts receivable, net of doubtful accounts	3,631	3,240
Inventories	4918	3,495
Prepaid expenses and other current assets	467	507
Total current assets	17,254	14,292

Property, plant and equipment, (net)	2,569	2,051
Investment in affiliates	1	1
Intangible assets, (net)	0	8
Total assets	$19,824	$16,352

Current liabilities:
Accounts payable	$4,074	$2,389
Short-term borrowing	1,528	793
Current portion of long-term debt	87	251
Accrual payroll and employee benefits	766	542
Other liabilities and accrued expenses	538	514
Total current liabilities	6,993	4,489
Long-term debt – net of current portion	696	44
Deferred income taxes	147	147
Total liabilities	7,836	4680

Shareholders' equity:
Common shares, $0.01 per value	38	38
Additional paid-in-capital	11,243	11,289
Retained earnings	720	461
Accumulated other comprehensive loss	(13)	(13)
Treasury shares, at cost – zero shares as of December 31,2010 and 37,800 shares as of March 31, 2010 respectively	-	(53)
Total Highway Holdings Limited shareholders’ equity	11,988	11,722
Non-controlling interest	-	(50)

Total shareholders’ equity	11,988	11,672

Total liabilities and shareholders' equity	$19,824	$16,352